EXHIBIT 99.2

Execution Copy

SUBSCRIPTION AGREEMENT

THIS AGREEMENT is made April 20, 2012

BETWEEN:

ENBRIDGE INC., a corporation existing under the laws of Canada, (“Enbridge”), - and - HYDROGENICS CORPORATION, a corporation existing under the laws of Canada, (the “Company”)

WHEREAS the Company wishes to issue from treasury and sell common shares in its capital (“Common Shares”) to Enbridge and Enbridge wishes to purchase Common Shares on the terms and subject to the conditions set out in this Agreement.

THEREFORE, the Parties agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions

Whenever used in this Agreement, the following words and terms have the meanings set out below:

“Action” means any action, suit, claim, arbitration, investigation, inquiry or other proceeding;

“Agreement” means this Subscription Agreement, including all schedules, and all amendments or restatements, as permitted, and references to “Article” or “Section” mean the specified Article or Section of this Agreement;

“Board Observer” has the meaning given in Section 5.6;

“business day” means any day, other than a Saturday, a Sunday and a statutory holiday in Toronto or Calgary, Canada;

“Closing” means the completion of the sale to and the purchase by Enbridge of the Subscription Shares under this Agreement;

“Closing Time” means 5:00 p.m. (Toronto time) on the date hereof;

“Common Shares” has the meaning given in the recital to this Agreement;

“CommScope” means CommScope, Inc. of North Carolina;

“CommScope Agreement” means the subscription agreement dated August 9, 2010 between the Company and CommScope;

“Company” has the meaning given in the preamble to this Agreement;

“Company Financial Statements” has the meaning given in Section 3.2(k);

“Company Intellectual Property” has the meaning given to such term as set out in the Joint Development Agreement;

“Company Public Disclosure Record” means all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) filed by the Company with the SEC or CSA since January 1, 2012 and on or before April 20, 2012, together with any documents filed or furnished during such period by the Company to the SEC on Current Reports on Form 6-K, in each case that are available to the public on EDGAR or SEDAR;

“CSA” means the securities commissions and other securities regulatory authorities in each of the provinces and territories of Canada;

“Deductible” has the meaning given in Section 6.2;

“De Minimis Loss” has the meaning given in Section 6.2;

“Enbridge” has the meaning given in the preamble to this Agreement;

“Excluded Issuance” means the issuance by the Company of (a) securities to the Company’s directors, officers or employees; (b) securities upon the conversion of securities convertible or exercisable into equity securities that are currently outstanding as of the date of this Agreement (including, for greater certainty, the Warrants); (c) securities issuable as a stock dividend; (d) securities issued in connection with an acquisition, merger, business combination, tender offer, take-over bid, arrangement, asset purchase transaction, joint venture or similar transaction (other than with respect to third party financing in connection therewith); (e) securities pursuant to a rights offering by the Company that is open to all shareholders of the Company or (f) securities for consideration other than cash;

“GAAP” means, in relation to any financial year beginning on or before December 31, 2010, generally accepted accounting principles in Canada as adopted by the Canadian Institute of Chartered Accountants, and, in relation to any financial year beginning after December 31, 2010, IFRS;

“GM” means General Motors Holdings, LLC;

“GM Agreement” has the meaning given in Section 3.2(b);

“Governmental Entity” means (a) any supranational, multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, office, Crown corporation, commission, commissioner, board, bureau or agency, domestic or foreign, (b) any subdivision, agent or authority of any of the foregoing, or (c) any quasi-governmental or private body, including any tribunal, commission, stock exchange, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“IFRS” means International Financial Reporting Standards, as adopted by the International Accounting Standards Board;

“Joint Development Agreement” means the joint development agreement dated April 20, 2012 between the Company and Enbridge;

“Liens” means any hypothecs, mortgages, liens, charges, security interests, pledges, claims, encumbrances and adverse rights or claims;

“Losses” has the meaning given in Section 6.1;

“Material Adverse Effect” means an effect that individually or in the aggregate with such other effects, is or is reasonably likely to be material and adverse to the financial condition, business or results of operations of the Company and its subsidiaries, taken as a whole, except for any such effect resulting from or arising in connection with: (i) any change in GAAP or changes in regulatory accounting requirements applicable to any industry in which the Company or any of its subsidiaries operate; (ii) any adoption, proposal, implementation or change in applicable law or interpretations thereof by any Governmental Entity; (iii) any change in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national or global financial or capital markets; (iv) any change generally affecting any of the industries in which the Company or any of its subsidiaries operate; (v) the execution, announcement or performance of this Agreement or consummation of the transactions contemplated hereby, including any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Company or any of its subsidiaries with its customers, employees, shareholders, financing sources, distributors or suppliers arising as a consequence of same; (vi) any natural disaster; (vii) any change in the market price or trading volume of the securities of the Company, or any suspension of trading in securities generally on any securities exchange on which the securities of the Company trade (it being understood that the causes underlying such change in market price may be taken into account in determining whether a Material Adverse Effect has occurred); (viii) the failure of the Company in and of itself to meet any internal or public projections, forecasts or estimates of revenues or earnings (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred); (ix) any actions taken (or omitted to be taken) at the request of Enbridge; or (x) any action taken by the Company or any of its subsidiaries which is required or permitted pursuant to this Agreement provided, however, that with respect to clauses (iii) and (vi), such matters do not have a materially disproportionate effect on the Company and its subsidiaries taken as a whole, relative to other comparable companies and entities operating in the industries in which the Company and/or its subsidiaries operate. Enbridge acknowledges that as of the date of this Agreement, it is not aware of any Material Adverse Effect as a result of its review of the Company Public Disclosure Record and disclosure otherwise made available through discussions with the Company and its representatives;

“MD&A” has the meaning given in Section 3.2(k);

“NASDAQ” means the Nasdaq Global Market;

“Offered Securities” has the meaning set forth in Section 5.5;

“Offering” has the meaning set forth in Section 5.5;

“Options” has the meaning set forth in Section 3.2(d);

“Participation Right” has the meaning set forth in Section 5.5;

“Participation Right Offer Notice” has the meaning set forth in Section 5.5;

“Participation Right Offer Period” has the meaning set forth in Section 5.5;

“Parties” means Enbridge and the Company; and “Party” means any one of them;

“Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or a government or any department or agency thereof, and including any successor, by merger or otherwise, of any of the foregoing;

“SEC” means the United States Securities and Exchange Commission;

“Securities Authorities” means the CSA and the SEC;

“Securities Laws” means the Securities Act (Ontario) and all other applicable Canadian provincial and territorial, United States federal and state securities laws (including the U.S. Securities Act and the U.S. Exchange Act), rules and regulations and published policies thereunder and applicable stock exchange rules and listing standards of the NASDAQ and the TSX;

“Subscription Price” has the meaning given in Section 2.1;

“Subscription Shares” has the meaning given in Section 2.1;

“Surviving Representations” has the meaning given in Section 3.3;

“TSX” means the Toronto Stock Exchange;

“U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended;

“U.S. Person” has the meaning given to it in Rule 902 of Regulation S of the U.S. Securities Act;

“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended; and

“Warrants” means (i) the series A common share purchaser warrants of the Company issued on January 14, 2010 and (ii) the series B common share purchaser warrants of the Company issued on January 14, 2010.

1.2	Certain Rules of Interpretation

In this Agreement:

(a)
Consent – Whenever a provision of this Agreement requires an approval or consent and the approval or consent is not delivered within the applicable time limit, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

(b)	Currency – Unless otherwise specified, all references to money amounts are to the lawful currency of Canada.

(c)
Governing Law – This Agreement is a contract made under and shall be governed by and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario. The Parties irrevocably attorn and submit to the non-exclusive jurisdiction of the courts of the Province of Ontario with respect to any matter arising under or related to this Agreement.

(d)	Headings – Headings of Articles and Sections are inserted for convenience of reference only and do not affect the construction or interpretation of this Agreement.

(e)	Including – Where the word “including” or “includes” is used in this Agreement, it means “including (or includes) without limitation”.

(f)
No Strict Construction – The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(g)	Number and Gender – Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(h)
Severability – If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, the provision shall, as to that jurisdiction, be ineffective only to the extent of the restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction, or without affecting its application to other Parties or circumstances (except, and to the extent that, rendering such provision ineffective would deprive a Party of the economic benefits of this Agreement).

(i)
Statutory References – A reference to a statute includes all regulations and rules made pursuant to the statute and, unless otherwise specified, the provisions of any statute, regulation or rule which amends, supplements or supersedes any such statute, regulation or rule.

(j)	Time – Time is of the essence in the performance of the Parties’ respective obligations.

(k)
Time Periods – Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done, shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next business day following if the last day of the period is not a business day.

1.3	Entire Agreement

This Agreement constitutes the entire agreement between the Parties with respect to the subscription for Common Shares and sets out all the covenants, promises, warranties, representations, conditions and agreements between the Parties in connection with the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, pre-contractual or otherwise. There are no covenants, promises, warranties, representations, conditions, understandings or other agreements, whether oral or written, pre-contractual or otherwise, express, implied or collateral between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement.

ARTICLE 2
PURCHASE AND SALE

2.1	Subscription

Upon and subject to the terms and conditions of this Agreement, at the Closing Time, Enbridge shall purchase from the Company, and the Company shall issue and sell to Enbridge 1,082,251 Common Shares (the “Subscription Shares”) at a price of $4.62 per Common Share, for an aggregate of $4,999,999.62 (the “Subscription Price”).  The price per Common Share is the VWAP on the TSX for the five trading days immediately preceding the date on which this Agreement is signed where “VWAP” means the volume weighted average trading price of the Common Shares, calculated by dividing the total value by the total volume of Common Shares traded for the relevant period.

2.2	Place of Closing

The Closing shall take place at the Closing Time at the offices of Torys LLP located at 79 Wellington Street West, Suite 3000, Toronto, Ontario, or at such other place as may be agreed upon by the Company and Enbridge.

2.3	Tender

Any tender of documents under this Agreement shall be made upon the Parties or their respective counsel. Any tender of money under this Agreement shall be made by wire transfer of immediately available funds to the Party or its legal counsel entitled to receive payment.

2.4	Satisfaction of Subscription Price

Enbridge shall satisfy the Subscription Price at the Closing Time by a wire transfer of funds to the Company of an amount equal to the Subscription Price.

2.5	Use of Proceeds

The Company will use the proceeds received from Enbridge pursuant to this Agreement in accordance with Schedule A hereto.

ARTICLE 3
REPRESENTATIONS, WARRANTIES AND ACKNOWLEDGMENTS

3.1	Representations and Warranties of Enbridge

Enbridge hereby represents and warrants to the Company as set forth below, and acknowledges that the Company is relying upon these representations and warranties in connection with the entering into of this Agreement.

(a)
Enbridge is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with the requisite power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise carry out its obligations hereunder.

(b)
The execution and delivery of this Agreement by Enbridge, and the performance of its obligations under this Agreement, have been duly authorized and no other corporate proceedings on the part of Enbridge are necessary to authorize this Agreement.  This Agreement has been duly executed and delivered by Enbridge and constitutes a legal, valid and binding obligation of Enbridge, enforceable by the Company against Enbridge in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization and other laws of general application relating to or affecting the rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)
The execution, delivery and performance by Enbridge of this Agreement and the consummation by Enbridge of the transactions contemplated hereby will not (i) result in a violation of the organizational documents of Enbridge, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which Enbridge is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including Canadian and United States federal,  provincial and state Securities Laws) applicable to Enbridge, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Enbridge to perform its obligations hereunder.

(d)
Enbridge is an “accredited investor” as such term is defined in National Instrument 45-106 Prospectus and Registration Exemptions by virtue of being a corporation that has net assets of at least $5,000,000 as shown in its most recently prepared financial statements and is purchasing the Subscription Shares as principal for its own account and the subscription hereunder constitutes a legal and binding obligation of Enbridge.

(e)
None of Enbridge or any of its subsidiaries is the beneficial owner of, or exercises control or direction over, any Common Shares or any securities convertible, exercisable or exchangeable for Common Shares, in each case excluding the Subscription Shares to be purchased by Enbridge.

(f)	Enbridge is not a U.S. Person and is not purchasing the Subscription Shares on behalf of, or for the account or benefit of, a person in the United States or a U.S. Person.

(g)	Arrangements in respect of the proposed purchase of the Subscription Shares were negotiated outside the United States and this Agreement was executed on behalf of Enbridge outside the United States.

(h)	Enbridge has not received or been provided with a prospectus or an offering memorandum, within the meaning of applicable Securities Laws.

3.2	Representations and Warranties of the Company

The Company hereby represents and warrants to Enbridge as set forth below, and acknowledges that Enbridge is relying upon these representations and warranties in connection with the entering into of this Agreement.

(a)
The Company is an entity duly incorporated, organized, validly existing and in good standing under the laws of the jurisdiction of its organization with the requisite power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise carry out its obligations hereunder.

(b)
The execution and delivery of this Agreement by the Company, and the performance of its obligations under this Agreement (including the issuance of the Subscription Shares), have been duly authorized by the board of directors of the Company and no other filing, consent or authorization is required by the Company to enter into this Agreement or complete the transactions contemplated hereby other than in connection with (i) any filings, consents or notices required by Securities Laws; (ii) notice to GM in connection with its preemptive right pursuant to a Governance Agreement with the Company dated October 16, 2001 (the “GM Agreement”); and (iii) notice to CommScope in connection with its participation right pursuant to the CommScope Agreement.  This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable by Enbridge against the Company in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization and other laws of general application relating to or affecting the rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)
The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby will not (i) result in a violation of the organizational documents of the Company, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including Canadian and United States federal, provincial, territorial and state Securities Laws) applicable to the Company, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

(d)
As at the date hereof, the authorized share capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preferred shares. As of the close of business on April 20, 2012, there are issued and outstanding 6,605,647 Common Shares and no preferred shares.  As of the close of business on April 20, 2012, an aggregate of up to 344,043 Common Shares are issuable upon the exercise of stock options of the Company (the “Options”) and an aggregate of up to 485,002 Common Shares are issuable upon the exercise of the Warrants.  As at the date hereof, other than as disclosed in the Company Public Disclosure Record, the GM Agreement, the CommScope Agreement, the Options and the Warrants, there are no outstanding obligations, options, warrants, convertible securities or other rights, agreements, arrangements or commitments obligating the Company to issue or sell any shares of capital stock of, or any other interest in, the Company.

(e)
Upon Closing, the Subscription Shares will be duly and validly issued and outstanding Common Shares as fully paid and non-assessable free and clear of any Liens registered in the name of Enbridge and upon receipt of the Subscription Price by the Company, the Subscription Shares.

(f)
Subject to the truth and accuracy of Enbridge’s representations and warranties in Section 3.1(d), (f), (g) and (h) of this Agreement, the issuance by the Company of the Subscription Shares is exempt from the registration and prospectus requirements of applicable Securities Laws.

(g)
None of the Company, its affiliates (as defined in the U.S. Securities Act) or any Person acting on its or their behalf has engaged, or will engage, in any “directed selling efforts” (as such term is defined in Regulation S under the U.S. Securities Act) in connection with the offer and sale of the Subscription Shares.

(h)
Subject to the truth and accuracy of Enbridge’s representations and warranties in this Agreement, the Company, its affiliates (as defined in the U.S. Securities Act) and any person acting on its or their behalf have complied, and will comply, with the requirements for an “offshore transaction” (as such term is defined in Regulation S under the U.S. Securities Act) in connection with the offer and sale of the Subscription Shares.

(i)
The Company is a “reporting issuer” and not on the list of reporting issuers in default under the applicable Canadian provincial and territorial Securities Laws and is not in material default of any material requirements of any Securities Laws.  No delisting, suspension of trading in or cease trading order with respect to any securities of the Company and, to the knowledge of the Company, no inquiry or investigation (formal or informal) of any Securities Authority, is in effect or ongoing or, to the knowledge of the Company, expected to be implemented or undertaken and which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect. The Company is a foreign issuer as defined in Regulation S under the U.S. Securities Act and a foreign private issuer as defined in Rule 3b-4 under the U.S. Exchange Act.

(j)
The documents comprising the Company Public Disclosure Record (i) did not at the time filed with Securities Authorities contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and (ii) included all documents required to be filed in accordance with Securities Laws with Securities Authorities, the TSX and the NASDAQ and complied in all material respects with Securities Laws.

(k)
The Company’s audited financial statements as at and for the fiscal years ended December 31, 2011 and 2010 (including the notes thereto and related management’s discussion and analysis (“MD&A”)) (collectively, the “Company Financial Statements”) were prepared in accordance with GAAP, consistently applied (except as otherwise indicated in such financial statements and the notes thereto or in the related report of the Company’s independent auditors) and fairly present in all material respects the consolidated financial position, results of operations and changes in financial position of the Company and its subsidiaries as of the dates thereof and for the periods indicated therein and reflect reserves required by GAAP in respect of all material contingent liabilities, if any, of the Company and its subsidiaries on a consolidated basis. There has been no material change in the Company’s accounting policies, except as described in the notes to the Company Financial Statements, since January 1, 2012.

(l)
Since January 1, 2012 to the date hereof, except as disclosed in the Company Public Disclosure Record, the Company and its subsidiaries have conducted their businesses only in the ordinary course consistent with past practice.

(m)	Since January 1, 2012 to the date hereof, except as disclosed in the Company Public Disclosure Record filed subsequent thereto, there has not been a Material Adverse Effect.

(n)
The Company and its subsidiaries own or possess adequate rights or licenses to use (in the manner and to the extent they have used or plan to use the same), all of the Company Intellectual Property, other than (i) Company Intellectual Property which has been pledged to the lender pursuant to the loan agreement dated September 28, 2011 between the Company and Her Majesty the Queen in Right of the Province of Ontario or (ii) Company Intellectual Property which has been licensed to CommScope pursuant to the intellectual property license agreement between the Company and CommScope dated August 12, 2010 and, for greater certainty, such Company Intellectual Property subject to the license grant to CommScope is unrelated to Energy Storage Projects (as such term is defined in the Joint Development Agreement).  Except as would reasonably be expected to have a Material Adverse Effect, as at the date hereof, none of the Company’s rights to the Company Intellectual Property have expired, terminated or been abandoned, or are expected to expire, terminate or be abandoned within the term of the Joint Development Agreement; it being understood by the Parties that the Company has and will continue to exercise its reasonable commercial judgement in deciding whether to maintain or continue to pursue any particular registration or application for the Company Intellectual Property.  As at the date hereof, there is no pending or, to the knowledge of the Company and its subsidiaries, threatened Action by any Person alleging that the Company Intellectual Property infringes upon, misappropriates or dilutes the intellectual property rights of such Person.  As at the date hereof, neither the Company nor any of its subsidiaries has made any Action of infringement, misappropriation or other violation by others of its rights to or in connection with Company Intellectual Property, and to the knowledge of the Company and its subsidiaries, no Person is infringing, misappropriating or diluting the Company Intellectual Property.

3.3	Nature and Survival

All representations, warranties and acknowledgments contained in this Article 3 shall terminate on the Closing other than Sections 3.2(i), (j), (k), (l), (m) and (n) (the “Surviving Representations”) which will survive the Closing Time for one year after such date (except for those with respect to which a claim for indemnification has been filed prior to such date).  The covenants of the Parties contained in this Agreement involving obligations in effect after the Closing shall survive until performance in accordance with their terms.

ARTICLE 4
CLOSING DELIVERIES

4.1	Closing Deliveries

Enbridge and the Company will, as applicable, have made the following deliveries at or prior to the Closing Time:

(a)
Evidence that the NASDAQ and the TSX shall have approved the listing of all the Subscription Shares, subject only to the satisfaction of customary conditions all of which may be satisfactory by the Company without material cost or delay, shall have been delivered.

(b)	The Parties will have entered into and delivered the Joint Development Agreement.

(c)	Enbridge shall have received a certificate(s) registered in the name of Enbridge (or as it may direct in writing) representing the Subscription Shares.

(d)	The Company shall have received a wire transfer representing the Subscription Price.

ARTICLE 5
COVENANTS

5.1	Actions to Satisfy Closing Conditions

Each of the Parties shall use reasonable commercial efforts so as to ensure compliance with each of the covenants set forth in Article 5 which are for the benefit of any other Party.

5.2	Resale of Subscription Shares

Enbridge acknowledges that any resale of the Subscription Shares is subject to resale restrictions under applicable Securities Laws, including that the conditions in section 2.5 of National Instrument 45-102 Resale of Securities are satisfied.

5.3	Filings

Each Party hereto will use its reasonable efforts to obtain all authorizations, consents, orders and approvals of all Governmental Entities that may be or become necessary for the execution and delivery of, and the performance of its obligations pursuant to, this Agreement and will reasonably cooperate with the other parties in promptly seeking to obtain all such authorizations, consents, orders and approvals.  Each of the Parties hereto shall cooperate with each other in connection with the making of any filings or responses in connection with such authorizations, consents, orders and approvals contemplated under this Agreement, including providing copies of all such documents to the other Party and its advisors prior to filing or responding and, if requested, consider in good faith all reasonable additions, deletions or changes suggested in connection therewith. Each Party shall promptly notify the other party of any communication to that Party from any Governmental Entity in respect of matters related to this Agreement and permit the other party to review in advance any proposed communication to any Governmental Entity. Any documents or communications provided by one Party to the other shall have any confidential information redacted therefrom or shall be provided to the other Party’s legal counsel on an external counsel basis. Each Party shall not agree to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry in respect of matters related to this Agreement unless it consults the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend and participate thereat. The Parties hereto will not take any action that will have the effect of delaying, impairing or impeding the receipt of any required authorizations, consents, orders and approvals. Enbridge shall file an “insider report” and “early warning report” within the prescribed time periods under applicable Canadian Securities Laws and the Company and its legal counsel shall be given a reasonable opportunity to review and comment on such filings.

5.4	Securities Law Matters

(a)
The sale of the Subscription Shares pursuant to this Agreement will not be made through, or be as a result of, and will not be accompanied by, (i) a general solicitation, (ii) any advertisement including articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or (iii) any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

(b)
The certificates representing the Subscription Shares and any securities issuable hereunder (and any replacement certificates issued prior to the expiration of the applicable hold periods) shall bear the following legend:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY

BEFORE <INSERT DATE THAT IS FOUR MONTHS AND A DAY AFTER THE DISTRIBUTION DATE.>

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON TSX.”

5.5	Participation Rights

(a)
Until the 24 month anniversary of the date of this Agreement, in the event that the Company proposes to sell or issue any equity securities or securities convertible or exchangeable into equity securities of the Company (collectively, the “Offered Securities”), other than pursuant to an Excluded Issuance (an “Offering”), Enbridge shall have the right (the “Participation Right”) to acquire in such Offering (on an unregistered and private placement basis) for cash at the subscription price set forth in the Participation Right Offer Notice such number of the Offered Securities necessary in order to maintain Enbridge’s percentage ownership interest of issued Common Shares that is the same as the percentage ownership of issued Common Shares owned by Enbridge immediately prior to giving effect to such Offering. The exercise of the Participation Right shall be subject to the satisfaction of any applicable regulatory requirements (which the Company shall use reasonable efforts to obtain).

(b)
Within five business days of entering into a definitive agreement with respect to an Offering, the Company shall provide written notice to Enbridge specifying the terms and conditions of such Offering including a description of the Offered Securities and the proposed closing date for the issuance of Offered Securities (the “Participation Right Offer Notice”).

(c)
Enbridge shall have five business days (the “Participation Right Offer Period”) after receiving the Participation Right Offer Notice to exercise the Participation Right. If no notice is received by the Company within the Participation Right Offer Period, Enbridge shall be deemed to have rejected the Participation Right Offer Notice.

(d)
The completion of an Offering under this Section 5.5 shall take place on the later of (a) the fifth business after the expiry of the Participation Right Offer Period and (b) the date of the completion of such Offering.

(e)
Notwithstanding the foregoing, the Participation Right shall not apply if exercise of the Participation Right by Enbridge would require the Company to obtain approval of the Company’s shareholders pursuant to applicable Securities Laws.

(f)
The Participation Right shall cease to be applicable on the earlier of (i) the date Enbridge ceases to be the beneficial owner of more than 5% of the outstanding Common Shares and (ii) the date the Joint Development Agreement is terminated.

5.6	Board Observer

Enbridge may designate from time to time an individual who is (i) an employee of Enbridge at a seniority level of director or equivalent or higher or (ii) a director of Enbridge to attend meetings of the board of directors of the Company as an observer (the “Board Observer”) and, subject to the foregoing, Enbridge may from time to time change the individual who serves as Board Observer by providing written notice of such change to the Company. For greater certainty, any successor Board Observer must satisfy the above criteria for a Board Observer. Notwithstanding the previous sentences, if Enbridge owns less than 5% of the outstanding Common Shares for any reason, including if it falls below such threshold solely as a result of one or more Excluded Issuances, the ability of Enbridge to designate a Board Observer shall expire.

The Company shall:

(a)
provide the Board Observer with notice of each meeting of the board of directors of the Company, the notice to be not less than the minimum period required in respect of board of directors meetings by applicable law or the Company’s by-laws, provided that if directors duly waive the minimum notice period for a board meeting, that waiver shall reduce the notice required to be given to the Board Observer to the minimum notice permitted by that waiver provided no notice will be less than 24 hours;

(b)	deliver to the Board Observer the same materials delivered to the directors for each meeting of the board of directors;

(c)	deliver to the Board Observer drafts of all resolutions proposed for signature by the members of the board of directors of the Company (in lieu of a meeting) before such resolutions are so signed; and

(d)	permit the Board Observer to attend each meeting of the board of directors as an observer;

except with respect to materials or resolutions, or attendance at such portions of any such meeting, in which the subject matter expressly relates to a transaction in which Enbridge is an interested party, and where the participation in such portion of any such meeting by the Board Observer or access to confidential information relating to the Company would give rise to a conflict of interest between Enbridge and the Company.

ARTICLE 6
INDEMNIFICATION

6.1	Indemnification

The Company shall defend, indemnify and hold harmless Enbridge from and against all out-of-pocket losses, damages, liabilities and expenses (including reasonable attorneys’ fees, costs and other out-of-pocket expenses incurred in investigating, preparing or defending the foregoing but excluding consequential, indirect, special, punitive or similar damages or any allocation of internal costs) (hereinafter collectively, “Losses”) incurred, sustained or suffered by Enbridge, arising out of or relating to (a) any breach of the Surviving Representations and (b) any breach of any covenant or agreement by the Company contained in this Agreement.

6.2	Additional Rules

Notwithstanding anything provided in this Agreement to the contrary, the indemnification obligations of the Company pursuant to Section 6.1 shall be limited as follows:

(a)	Each Party agrees that this Article 6 sets forth Enbridge’s sole and exclusive remedy for any matter in respect of which Enbridge may make a claim under this Article 6.

(b)	In no event shall the Company’s aggregate liability for indemnification obligations under Section 6.1 of this Agreement exceed the Subscription Price.

(c)
The Company shall not be liable to indemnify Enbridge for any Losses to which Enbridge is otherwise entitled to indemnification pursuant to Section 6.1 except to the extent that the aggregate amount of all Losses for which Enbridge is entitled to indemnification exceeds, on a cumulative basis, $500,000 (the “Deductible”), and then only to the extent of such excess over and above the Deductible.

(d)
Enbridge may not assert a claim for indemnification for any Loss to which Enbridge is otherwise entitled to indemnification pursuant to Section 6.1 that is less than $50,000 (“De Minimis Loss”) and any De Minimis Loss shall be disregarded for all purposes of this Agreement.

(e)
If at or before the date hereof, Enbridge has actual knowledge that any Surviving Representation is untrue, then the Company shall have no liability or indemnification obligation pursuant to Section 6.1 by reason of any such misrepresentation.

(f)
Enbridge shall take all reasonable steps to mitigate any Losses upon and after becoming aware of any event, fact or circumstance which could reasonably be expected to give rise to Losses. If Enbridge shall fail to take such steps, then the Company shall not be required to indemnify Enbridge for the Losses that could have been avoided if Enbridge had taken such steps.

ARTICLE 7
TERMINATION

7.1	Termination

This Agreement may be terminated at any time by mutual written consent of Enbridge and the Company, except that, for greater certainty, in the case of any termination pursuant to this Article 7, the obligations set forth in Section 8.1 shall survive termination of the Agreement.

ARTICLE 8
GENERAL

8.1	Expenses

Each Party shall pay its own expenses incurred in connection with this Agreement, the completion of the transactions contemplated hereby and/or the termination of this Agreement, irrespective of the completion of the transactions contemplated hereby.

8.2	Notices

All notices, requests, demands and other communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the Party for whom it is intended or delivered, or if sent by facsimile transmission, upon confirmation that such transmission has been properly effected, to the Person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such Person. The date of receipt of any such notice or other communication if delivered personally shall be deemed to be the date of delivery thereof, or if sent by facsimile transmission the date of such transmission if sent during business hours on a business day, failing which it shall be deemed to have been received on the next business day.

If to Enbridge:

Enbridge Inc.
3000, 425 - 1st Street SW
Calgary, Alberta T2P 3L8

Attention: Charles Szmurlo, Vice President, Alternative & Emerging Technology
Facsimile: 403-231-4844
Email: charles.szmurlo@enbridge.com

with a copy (which shall not constitute notice) to:

Enbridge Inc.
3000, 425 - 1st Street SW
Calgary, Alberta T2P 3L8

Attention: Robert Carpenter, VP Corp Law Department General Counsel
Facsimile: 403-231-7380
Email: robert.carpenter@enbridge.com

If to the Company:

Hydrogenics Corporation
220 Admiral Boulevard
Mississauga, Ontario L5T 2N6

Attention: Daryl Wilson, President and Chief Executive Officer
Facsimile: (905) 361-3626
Email: dwilson@hydrogenics.com

with a copy (which shall not constitute notice) to:

Torys LLP
79 Wellington Street West, Suite 3000
Box 270, TD Centre
Toronto, Ontario M5K 1N2

Attention: John Emanoilidis
Facsimile: (416) 865-7380
Email: jemanoilidis@torys.com

Any Party may at any time change its address for service from time to time by giving notice to the other Parties in accordance with this Section 8.2.

8.3	Announcements

The Company and Enbridge agree not to make any public statement regarding the transactions contemplated by this Agreement without the prior written consent of the other Party, except for any public statement required by applicable law. If either Party is required by law to make any such public statement, it shall first provide to the other Party a draft of such public statement, the reasons that such public statement is required by law, the time and place that the public statement will be made public, and an opportunity to review and comment on such public statement.

8.4	Assignment

No party may assign this Agreement or any rights or obligations under this Agreement without the prior written consent of the other Party. Notwithstanding the foregoing, Enbridge may assign this Agreement and any rights hereunder to any affiliate of Enbridge without the prior written consent of the Company provided that such assignment shall not relieve Enbridge of any of its obligations hereunder.

8.5	Enurement

This Agreement enures to the benefit of and is binding upon the Parties and their respective successors and permitted assigns.

8.6	Amendment

No amendment, supplement, modification or waiver or termination of this Agreement and, unless otherwise specified, no consent or approval by any Party, is binding unless executed in writing by the Party to be bound thereby.

8.7	Further Assurances

The Parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after Closing.

8.8	Execution and Delivery

This Agreement may be executed by the Parties in counterparts and may be delivered by facsimile (or other electronic means) and all such counterparts together constitute one and the same agreement.

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IN WITNESS OF WHICH the Parties have duly executed this Agreement.

ENBRIDGE INC.

By:	“C.J. (Chuck) Szmurlo, Jr.”
	Name:	C.J. (Chuck) Szmurlo, Jr.
	Title:	Vice-President, Alternative & Emerging Technology

By:	“Rob Carpenter”
	Name:	Rob Carpenter
	Title:	Vice-President, Corporate Law and Deputy General Counsel

HYDROGENICS CORPORATION

By:	“Daryl C.F. Wilson”
	Name:	Daryl C.F. Wilson
	Title:	President and Chief Executive Officer

Schedule A - Use of Proceeds

The Company will use up to $1,000,000 of the proceeds received by it under this Agreement for the joint development purposes set out in a letter from the Company to Enbridge dated the date hereof.

The balance of the proceeds will be used by the Company for general corporate purposes.